CUSIP No. 06643P104	Page 1 of 26 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

BANKFINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

06643P104
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
47 E. Chicago Avenue
Suite 336
Naperville, IL  60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 06643P104	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,342,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,342,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,342,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06643P104	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 840,173
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 840,173
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 347,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06643P104	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,580,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,580,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06643P104	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 1,625,304
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 1,625,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,625,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,625,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 154,992
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 154,992
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON Albernet OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Estonia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON Dr. Irving Smokler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON Lashley Family 2011 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 15 of 26 Pages

EXPLANATORY NOTE

This Amendment No. 3 is being filed solely to add information to Item 3 that was inadvertently omitted from Amendment No. 2.  The disclosure is otherwise the same.

Item 1.	Security and Issuer

The initial Schedule 13D, dated February 5, 2013, was filed with the Securities and Exchange Commission on February 14, 2013 (the “Initial Schedule 13D”) and related to the common stock, $0.01 par value (“Common Stock”), of BankFinancial Corporation (the “Company” or “BankFinancial”).  The address of the principal executive offices of the Company is 15W060 North Frontage Road, Burr Ridge, IL 60527.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group was attached as Exhibit 1 to the Initial Schedule 13D.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

●	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

●	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

●
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

●	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

●	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and as holders of certain discretionary authority over an account held by Albernet OU;

●	John Palmer, as an individual;

●	Lashley Family 2011 Trust, a New Jersey irrevocable trust;

●	Beth Lashley, Trustee, Lashley Family 2011 Trust;

CUSIP No. 06643P104	Page 16 of 26 Pages

●	Albernet OU, an Estonian company; and

●	Dr. Irving Smokler, Member of the Management Board and principal of Albernet OU.

(a)-(c)             This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Albernet OU, over which Mr. Palmer and Mr. Lashley have certain discretionary authority; and

(4)	shares of Common Stock held by Mr. Palmer individually.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 47 E. Chicago Avenue, Suite 336, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The business address of the Lashley Family 2011 Trust and Beth Lashley, Trustee is 2 Trinity Place, Warren, NJ 07059.  The Lashley Family 2011 Trust is engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC. Beth Lashley is a former certified public accountant who is retired.

The business address of Albernet OU and Dr. Irving Smokler is c/o of Maple Leaf Properties, 2424 N. Federal Highway, Suite 454, Boca Raton, FL 33432.  Albernet OU is a company engaged in various investment activities.

The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership and a real estate investment firm with a principal address of 2424 N. Federal Highway, Suite 454, Boca Raton, FL 33432.

CUSIP No. 06643P104	Page 17 of 26 Pages

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 1,629,304 shares of Common Stock of the Company acquired at an aggregate cost of $11,920,765.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no members of the PL Capital Group have margin from BNP Paribas or other loans outstanding secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 840,173 shares of Common Stock it holds in its name is $6,022,673.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 347,075 shares of Common Stock it holds in its name is $2,674,433.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 154,992 shares of Common Stock it holds in its name is $1,156,896.  Such funds were provided from Focused Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 238,045 shares of Common Stock it holds in its name is $1,713,069.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

CUSIP No. 06643P104	Page 18 of 26 Pages

The amount of funds expended by the Lashley Family 2011 Trust to acquire the 3,000 shares of Common Stock it holds in its name is $16,539.  Such funds were provided from the Trust’s available capital and from time to time by margin loans provided by Charles Schwab & Co. Inc.

The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name is $9,859.  Such funds were provided from Mr. Palmer’s personal funds.

The amount of funds expended by Albernet OU to acquire the 45,019 shares of Common Stock it holds in its name is $327,295.  Such funds were provided from Albernet OU’s available capital and from time to time by margin loans provided by Comerica Securities.

Item 4.	Purpose of Transaction

In the aggregate, the PL Capital Group owns 7.7% of the Company’s Common Stock, based upon the Company’s aggregate outstanding shares as of April 28, 2014.  The PL Capital Group acquired the shares of Common Stock because it believes the shares are undervalued.

The purpose of this Amended 13D is to report increased ownership in the Company.

The PL Capital Group previously entered into a standstill agreement with the Company (the “Agreement”) on December 28, 2013.  Among other things, the Agreement requires the Board of Directors of the Company to include Mr. Palmer on the slate of nominees recommended by the Board of Directors of BankFinancial for election at the 2014 annual meeting scheduled for June 24, 2014 and to include Mr. Palmer in BankFinancial’s proxy statement and on BankFinancial’s proxy card.  If elected, Mr. Palmer would serve in the class of directors with terms expiring at the 2017 annual meeting.  The Agreement also contains provisions that prohibit the PL Capital Group from engaging in certain activities, such as proxy solicitations and shareholder proposals, without the prior written approval of the Board of Directors of the Company.  The Agreement was previously filed as Exhibit 2 to Amendment 1 of Schedule 13D.

Unless otherwise noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock.

CUSIP No. 06643P104	Page 19 of 26 Pages

Item 5.	Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 21,101,966, reported as the number of outstanding shares as of April 28, 2014, in the Company’s Quarterly Report on Form 10-Q filed on April 30, 2014.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)           See cover page.

(c)	Financial Edge Fund made the following purchases on the open market (and no sales) of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price per Share	Total Cost
04/10/2014	14,246	$9.90	$141,035
04/11/2014	5,900	$9.90	$58,410
04/14/2014	6,760	$9.90	$66,924
04/15/2014	1,800	$9.90	$17,820
04/17/2014	1,000	$9.90	$9,900
04/21/2014	1,454	$9.90	$14,395
04/28/2014	2,500	$9.83	$24,575
04/29/2014	3,200	$9.83	$31,456
04/29/2014	5,936	$9.83	$58,351
04/30/2014	6,418	$9.83	$63,089
05/01/2014	15,420	$9.83	$151,534
05/05/2014	704	$9.60	$6,758
05/06/2014	1,100	$9.60	$10,560
05/08/2014	15,716	$9.60	$150,874
05/14/2014	4,491	$9.60	$43,114
05/15/2014	7,640	$9.51	$72,667

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)           See cover page.

CUSIP No. 06643P104	Page 20 of 26 Pages

(c)	Financial Edge Strategic Fund made the following purchases on the open market (and no sales) of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price per Share	Total Cost
03/21/2014	7,371	$10.00	$73,697
03/28/2014	2,548	$9.90	$25,225
04/10/2014	5,100	$9.90	$50,490
04/11/2014	6,962	$9.90	$68,924
04/15/2014	8,017	$9.90	$79,368
04/16/2014	1,533	$9.90	$15,177
04/21/2014	2,400	$9.90	$23,760
04/22/2014	3,425	$9.90	$33,908
04/23/2014	2,300	$9.90	$22,770
04/23/2014	6,450	$9.90	$63,855
04/25/2014	7,095	$9.90	$70,241
05/14/2014	5,900	$9.60	$56,640
05/15/2014	6,300	$9.57	$60,291

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)           See cover page.

(c)	Focused Fund made the following purchases on the open market (and no sales) of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price per Share	Total Cost
03/27/2014	4,674	$9.90	$46,263
04/04/2014	7,589	$9.90	$75,131
04/25/2014	5,000	$9.90	$49,500
04/28/2014	2,684	$9.83	$26,384
04/30/2014	5,800	$9.83	$57,014

CUSIP No. 06643P104	Page 21 of 26 Pages

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)	Goodbody/PL LP

(a)-(b)           See cover page.

(c)	Goodbody/PL LP made the following purchases on the open market (and no sales) of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price per Share	Total Cost
04/14/2014	1,500	$9.90	$14,850
05/01/2014	2,300	$9.82	$22,586

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)           PL Capital

(a)-(b)           See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)           PL Capital Advisors

(a)-(b)           See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

CUSIP No. 06643P104	Page 22 of 26 Pages

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)           Goodbody/PL LLC

(a)-(b)           See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)           Mr. John W. Palmer

(a)-(b)           See cover page.

(c)	Mr. Palmer did not purchase or sell shares of Common Stock during the past 60 days.

(I)           Richard J. Lashley

(a)-(b)           See cover page.

(c)	Mr. Lashley did not purchase or sell shares of Common Stock during the past 60 days.

(J)           Lashley Family 2011 Trust

(a)-(b)           See cover page.

(c)	Lashley Family 2011 Trust did not purchase or sell shares of Common Stock during the past 60 days.

(K)           Beth Lashley, Trustee, Lashley Family 2011 Trust

(a)-(b)           See cover page.

CUSIP No. 06643P104	Page 23 of 26 Pages

(c)	Lashley Family 2011 Trust did not purchase or sell shares of Common Stock during the past 60 days.

(d)
Beth Lashley is the Trustee of the Lashley Family 2011 Trust and may be deemed to share with the Lashley Family 2011 Trust the power of voting and disposition with regard to the shares of Common Stock held by the Lashley Family 2011 Trust.

(L)	Albernet OU

(a)-(b)           See cover page.

(c)	Albernet OU did not purchase or sell shares of Common Stock during the past 60 days

(d)
Because Mr. Palmer and Mr. Lashley hold certain discretionary authority over an account held by Albernet OU, Mr. Palmer and Mr. Lashley are deemed to share disposition power with Albernet OUwith regard to those shares of Common Stock held by Albernet OU.

(M)	Dr. Irving Smokler

(a)-(b)           See cover page.

(c)	Dr. Irving Smokler made no direct purchases or sales of Common Stock in the past 60 days.

(d)
Because Dr. Irving Smokler is a Member of the Management Board and aprincipal of Albernet OU, he is deemed to share the power of disposition of shares of Common Stock held by Albernet OU with Messrs. Palmer and Lashley, and he shares the power of voting and disposition of shares of Common Stock held by Albernet OU with Albernet OU.

CUSIP No. 06643P104	Page 24 of 26 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.  With respect to Albernet OU, PL Capital is entitled to an allocation of a portion of profits, if any, and a management fee based upon a percentage of total capital.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*

2	Standstill Agreement*
_________________________

*Previously filed.

CUSIP No. 06643P104	Page 25 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 20, 2014

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 06643P104	Page 26 of 26 Pages

GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
LASHLEY FAMILY 2011 TRUST By: /s/ Beth Lashley Beth Lashley Trustee
ALBERNET OU By: /s/ Dr. Irving Smokler Dr. Irving Smokler

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley